SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

09046414

SEC
Mail Processing
Section

JUN 25 2009

Washington, DC
100

June 17, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published June 10 and 17, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
June 10, 2009	Press Release	Skanska comments on order bookings, revenues and residential and property sales during the first five months at today's Capital Market Day	law and by the listing agreement with Stockholm Stock Exchange
June 17, 2009	Press Release	Lars Björklund new President of Skanska Residential Development Nordic	law and by the listing agreement with Stockholm Stock Exchange

dlg 6/30

SKANSKA

Press release

June 17, 2009
09:30 am CET

Lars Björklund new President of Skanska Residential Development Nordic

Lars Björklund has been appointed new President of Skanska Residential Development Nordic (Skanska RDN), Skanska's business unit for the development of homes in Sweden, Norway and Finland. He will assume this position immediately and replaces Jonas Spangenberg, who has now chosen to move on after many years with Skanska's residential operations. Spangenberg will be responsible for leading Skanska's development of the BoKlok (LiveSmart) residential concept in Sweden as well as on other European markets. Both will report to Skanska's Executive Vice President Tor Krusell.

RDN was created at year-end 2004 when Skanska organized its Nordic residential development operations in a single business unit, while actual residential construction continued within the Nordic construction operations. During the spring of this year, a new step was taken when the operation was changed from being primarily organized along geographic lines, with district managers responsible for everything from land acquisition to sales, to an organization based on specialist competencies and with a more distinct market and sales orientation.

"Jonas Spangenberg has done an excellent job of merging our Nordic residential-development operations and recently launched an entirely new, specialized organization with a clear market focus. He became president when RDN faced strong expansion, while the unit's current challenges are partly different. That is why now, when the major changes have been completed, it feels natural that he moves on to new assignments," says Johan Karlström, Skanska's President and CEO.

Lars Björklund has worked in Skanska since 1990 in a large number of different management positions. Most recently, he has worked as regional manager of Skanska Building Gothenburg within Skanska Sweden and, prior to that, his positions included head of management development for the Skanska Group and development manager at Skanska Sweden. Lars Björklund was also responsible for establishing residential development within Skanska in the Czech Republic and was project manager for a subproject of the Öresund Bridge. His

management style is characterized by a strong focus on coworkers, responsiveness and experience of management in change.

"With the new organization that RDN introduced in the spring, the organization is moving toward a new phase. In light of this, I am convinced that Lars is the right person to drive RDN's development forward," says Johan Karlström.

As Skanska announced earlier, the weak trend of the fourth quarter of 2008 has been broken and sales of homes in the Nordic region have seen positive development during the first five months of the year. In total, sales increased to 829 homes sold (827). Sales in Sweden and Norway continue to improve compared with the comparative period.

Skanska Residential Development Nordic initiates and develops residential areas for apartment blocks and single family homes. At the beginning of 2009, the business area had approximately 3,400 new homes in production and has about 400 employees in Skanska Residential Development in Sweden, Skanska Kodit in Finland and Skanska Bolig in Norway.

For further information, please contact:

Tor Krusell, Executive Vice President, Skanska AB,
tel +46 10 448 88 47.
Lars Björklund, President, Skanska Residential Development Nordic,
tel +46 10 448 40 34.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

June 10, 2009
08:00 am CET

Skanska comments on order bookings, revenues and residential and property sales during the first five months at today's Capital Market Day

At the Skanska Capital Market Day in Stockholm today, Johan Karlström, President and CEO of Skanska, will comment on the preliminary order bookings, revenues and residential and property sales during the first five months of 2009.

Order bookings in Construction operations preliminarily amounted to SEK 48.8 billion (54.6), during the first five months, down 11 percent compared with the corresponding period in the preceding year. In local currencies, the decline was 19 percent.

The order backlog at May 31, 2009 was SEK 139.6 billion (141.9). In local currencies, the order backlog declined 12 percent compared with May 31, 2008.

Revenues in the Construction operations amounted preliminarily to SEK 52.8 billion (52.9) in the first five months. In local currencies, the decline was 12 percent.

"Order bookings strengthened in April and May compared with the first quarter, but remain lower than during the first five months last year," says Johan Karlström, CEO and President of Skanska. "Order backlog in the Construction operations remains stable. The announced stimulus packages are expected to result in an increased inflow of projects on which to bid during the remainder of the year."

Residential sales in the Nordic region during the first five months amounted to 829 residential units sold (827). Sales in Sweden and Norway continued to improve compared with the corresponding period in the preceding year. Residential sales in the Czech Republic show a sharp decline, resulting in total residential sales in Skanska of 943 units sold, down 26 percent compared with the year-earlier five-month period.

Revenues from Residential Development activities amounted preliminarily to SEK 2.2 billion (3.3).

"If the positive trend in Sweden and Norway continues, we will start new projects during the year. In Finland and the Czech Republic, we are focusing primarily on selling housing in completed and ongoing projects," says Johan Karlström.

Property sales within Commercial Development amounted preliminarily to SEK 1.3 billion (1.1), of which SEK 0.7 billion pertains to sales carried out in 2008 or earlier and reported as the projects progress, based on percentage of completion method.

Order bookings – Construction

SEK bn	Jan–May 2009	Jan–May 2008	Duration order backlog months*
Sweden	8.5	11.1	7
Norway	3.2	4.7	7
Finland	2.1	2.4	7
Poland	1.6	1.8	9
Czech Republic	4.2	5.9	13
UK	13	8.7	20
USA Building	13.6	11.5	13
USA Civil	1.4	6.2	27
Latin America	1.2	2.3	7
Total	48.8	54.6	12

* Estimated production time based on revenue rolling 12 months

Residential Development, May 31, 2009

	Under construction, #		Of which sold, #		Completed unsold, #	
	31-May-09	Q1, 2009	31-May-09	Q1, 2009	31-May-09	Q1, 2009
Sweden	2,297	2,459	1,660	1,656	42	41
Norway	83	83	64	55	51	75
Finland incl. Estonia	529	627	259	274	409	521
Denmark	0	38	0	37	46	49
Nordics	**2,909**	**3,207**	**1,983**	**2,022**	**548**	**686**
Czech Republic	1,174	1,254	730	822	39	40
TOTAL	**4,083**	**4,461**	**2,713**	**2,844**	**587**	**726**

Skanska's six month report will be published on July 23.

For further information please contact:

Pontus Winqvist, Senior Vice President Investor Relations, Skanska AB, tel +46 10 448 88 51
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.